EXHIBIT 99.1

Brookfield Business Partners to Sell BGRS

BROOKFIELD NEWS, April 25, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") today announced an agreement to sell its 100% stake in BGRS, one of the largest global providers of executive relocation services, to Relo Group, Inc. Brookfield Business Partners expects to generate net proceeds of approximately $230 million from the sale.

BGRS provides best-in-class talent mobility solutions, managing over 60,000 corporate and government client relocations annually in more than 140 countries from its 14 global offices. Under Brookfield’s ownership for many years, BGRS has expanded its service lines and executed a number of growth initiatives to become a global leader with a long-standing track record providing comprehensive mobility services to corporate and government clients.

Closing is subject to customary closing conditions and is expected to occur in the second quarter of 2019.

Advisors
CIBC Capital Markets and BFIN Securities, LP are acting as financial advisors to Brookfield Business Partners.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than $350 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Gwyn Hemme Brookfield Business Partners Tel: +1 416 359 8632 Email: gwyn.hemme@brookfield.com